恒生銀行
HANG SENG BANK

開拓.超越. Exceed. Excel.

03 MAR -6 AM 7:21

Our Ref: HOS CSE 030114
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
U S A

3 March 2003

Attention: Ms Janette M Aalbregtse

SUPPL

03007202

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

We are pleased to enclose for your reference and records a copy of the 2002 Results Announcement of the Bank which was released today.

Yours faithfully

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

K W Ma
Assistant General Manager
and Company Secretary

Encl

dlw 3/7

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

恒生銀行
HANG SENG BANK

03 MAR -6 AM 7:21

Press Release

3 March 2003

HANG SENG BANK LIMITED
2002 RESULTS - HIGHLIGHTS

- Operating profit before provisions down 2.2 per cent to HK$11,255 million (HK$11,503 million in 2001)
- Pre-tax profit down 2.4 per cent to HK$11,242 million (HK$11,514 million in 2001)
- Attributable profit down 1.5 per cent to HK$9,961 million (HK$10,114 million in 2001)
- Return on average shareholders' funds of 22.9 per cent (23.0 per cent in 2001)
- Total assets of HK$474.6 billion (HK$474.8 billion at 31 December 2001)
- Earnings per share down 1.5 per cent to HK$5.21 (HK$5.29 per share in 2001)
- Dividend per share of HK$5.40, including a special interim dividend of HK$0.50 per share (HK$4.90 per share in 2001)
- Total capital ratio of 14.2 per cent (15.3 per cent at 31 December 2001); tier 1 capital ratio of 11.9 per cent (12.3 per cent at 31 December 2001)
- Cost:income ratio of 25.4 per cent (26.3 per cent in 2001)

新聞稿

HANG SENG BANK ATTRIBUTABLE PROFIT DOWN 1.5 PER CENT TO HK$9,961 MILLION

Hang Seng Bank Limited (the Bank) and its subsidiary and associated companies (Hang Seng) reported a **profit attributable to shareholders** of HK$9,961 million for 2002, a decrease of 1.5 per cent compared with 2001. **Earnings per share** of HK$5.21 were 1.5 per cent lower than in 2001.

Operating profit before provisions fell by HK$248 million, or 2.2 per cent, to HK$11,255 million. The positive effects of an 8.5 per cent increase in other operating income and a 6.6 per cent reduction in operating expenses were outweighed by a 7.3 per cent reduction in net interest income, mainly attributable to the decline in contribution from net free funds. **Operating profit** decreased by 3.6 per cent to HK$10,684 million, after accounting for a 34.7 per cent increase in the net charge for bad and doubtful debts. **Profit before tax** amounted to HK$11,242 million, which was HK$272 million, or 2.4 per cent, lower than 2001, despite the increase in profits on disposal of long-term investments and the inclusion of the Bank's share of the value of the long-term assurance business of Hang Seng Life Limited (HSLL).

Total assets of HK$474.6 billion were in line with 31 December 2001. Customer deposits were almost flat with a continued shift of time deposits to savings under the persistently low interest rate environment. Advances to customers grew by 1.0 per cent during 2002, mainly in residential mortgages, corporate lending and trade advances while mortgages under the Government Home Ownership Scheme fell. Investment in debt securities also rose, with funds re-deployed from lower yielding interbank placements.

Shareholders' funds (excluding proposed dividends) declined by HK$2,463 million, or 6.2 per cent, to HK$37,255 million at 31 December 2002. This was mainly attributable to a decrease in retained profits after appropriation, a reduction in the long-term equity investment revaluation reserve due to the disposal of and the fall in fair value of long-term equities, and lower property revaluation reserves reflecting the result of the annual property revaluation exercise.

The **return on average total assets** was maintained at 2.1 per cent (2.1 per cent in 2001). The **return on average shareholders' funds** was 22.9 per cent, compared with 23.0 per cent in 2001.

The **advances to deposits ratio** rose to 54.3 per cent at 31 December 2002 from 53.7 per cent at 31 December 2001, the effect of a modest growth in customer advances against stable customer deposits. Hang Seng continued to maintain a strong liquidity position, with the **average liquidity ratio** in 2002 (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) at 44.4 per cent (45.6 per cent in 2001).

The **total capital ratio** at 31 December 2002 was 14.2 per cent (15.3 per cent at 31 December 2001) and the tier 1 capital ratio was 11.9 per cent (12.3 per cent at 31 December 2001).

The **cost:income ratio** fell by 0.9 percentage point to 25.4 per cent, compared with 26.3 per cent for 2001.

The Directors have declared a **second interim dividend** of HK$2.80 per share (HK$2.80 per share for 2001) and a **special interim dividend** of HK$0.50 per share to mark the Bank's 70th anniversary, which will be payable on Thursday, 27 March 2003 to shareholders on the Register of Shareholders as of Thursday, 20 March 2003. Together with the first interim dividend of HK$2.10 per share already paid, the total distribution for 2002 will amount to HK$5.40 per share (HK$4.90 per share for 2001).

Excluding the special interim dividend, which was paid out of retained profits, total dividends for the year represent 94 per cent of the attributable profit for 2002 (93 per cent in 2001). This should not be taken as an indication of future dividend levels.

Comment by David Eldon, Chairman

"Hang Seng's results for 2002 demonstrate resilience in a year marked by continuing deflation in Hong Kong and an economy constrained by a lack of domestic consumption. Attributable profit fell by 1.5 per cent to HK$9,961 million.

"The outlook for the economy in 2003 is clouded by the international political situation. Nonetheless, the performance of Hong Kong will remain export-led, looking to the United States and mainland China for growth impetus. Domestic demand will remain subdued, with continuing deflation, high unemployment and weak asset prices. The banking sector will continue to face the challenges of intense competition, weak loan demand and narrowing margins.

"On the occasion of our 70th anniversary, we renew our commitment to service excellence and enhancing shareholder value. To mark the occasion we have declared a special interim dividend of HK$0.50 per share. In 2003, we shall continue to expand our wealth management business and services for small and medium-sized businesses. We shall increase our presence in the Mainland to meet the demands of our customers."

The financial information in this press release is based on the audited consolidated accounts of Hang Seng Bank Limited and its subsidiary and associated companies for the year ended 31 December 2002.

Figures in HK$m	***Year ended 31 December 2002***	*2001*
Interest income	**14,960**	24,509
Interest expense	**(4,155)**	(12,849)
Net interest income	**10,805**	11,660
Other operating income	**4,282**	3,947
Operating income	**15,087**	15,607
Operating expenses	**(3,832)**	(4,104)
Operating profit before provisions	**11,255**	11,503
Provisions for bad and doubtful debts	**(571)**	(424)
Operating profit	**10,684**	11,079
Profit on tangible fixed assets and long-term investments	**461**	393
Net deficit on property revaluation	**(36)**	(14)
Share of profits of associated companies	**133**	56
Profit on ordinary activities before tax	**11,242**	11,514
Tax on profit on ordinary activities	**(1,266)**	(1,400)
Profit on ordinary activities after tax	**9,976**	10,114
Minority interests	**(15)**	–
Profit attributable to shareholders	**9,961**	10,114
Retained profits at 1 January		
- as previously reported	**19,618**	18,732
- arising on change in accounting policies	**(119)**	–
- as restated	**19,499**	18,732
Transfer of depreciation to premises revaluation reserve	**94**	100
Realisation on disposal of premises and investment properties	**9**	42
Exchange adjustments	**3**	(2)
Dividends		
- dividends paid in respect of the current year	**(4,015)**	(4,015)
- proposed dividends	**(6,309)**	(5,353)
Retained profits at 31 December	**19,242**	19,618

Figures in HK$		
Earnings per share	**5.21**	5.29
Dividends per share	**5.40**	4.90

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Assets		
Cash and short-term funds	**77,784**	111,099
Placings with banks maturing after one month	**30,919**	43,666
Certificates of deposit	**30,120**	23,203
Securities held for dealing purposes	**1,198**	2,167
Advances to customers	**224,562**	222,436
Amounts due from immediate holding company and fellow subsidiary companies	**7,471**	8,297
Long-term investments	**79,169**	43,262
Investments in associated companies	**672**	774
Tangible fixed assets	**10,439**	11,323
Other assets	**12,268**	8,560
	474,602	474,787
Liabilities		
Current, savings and other deposit accounts	**413,693**	414,328
Deposits from banks	**1,072**	2,622
Amounts due to immediate holding company and fellow subsidiary companies	**1,615**	1,051
Other liabilities	**14,214**	11,715
	430,594	429,716
Capital resources		
Minority interests	**444**	—
Share capital	**9,559**	9,559
Reserves	**27,696**	30,159
Proposed dividends	**6,309**	5,353
Shareholders' funds	**43,564**	45,071
	44,008	45,071
	474,602	474,787

Consolidated statement of changes in equity

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Shareholders' funds at 1 January		
- as previously reported	**45,071**	45,937
- change in accounting policies		
-- net transitional liabilities on defined benefit schemes	**(189)**	–
-- value on long-term assurance business	**206**	–
-- provision for accumulated paid leave	**(136)**	–
	(119)	–
- as restated	**44,952**	45,937
Unrealised deficit on revaluation of premises	**(409)**	(209)
Unrealised deficit on revaluation of investment properties		
- Bank and subsidiary companies	**(270)**	(211)
- associated company	**(13)**	(61)
Long-term equity investment revaluation reserve		
- unrealised deficit on revaluation	**(869)**	(850)
- realisation on disposal	**(423)**	(279)
Exchange adjustments	**3**	(2)
Net losses recognised in shareholders' funds for the year	**(1,981)**	(1,612)
Profit attributable to shareholders for the year	**9,961**	10,114
Dividends paid	**(9,368)**	(9,368)
Shareholders' funds at 31 December	**43,564**	45,071

Economic profit

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For consistency, the benchmark cost of capital of 15.0 per cent was applied. This is, in Hang Seng management's view, above its true cost of capital under the current low interest rate environment. The trend of economic profits in this analysis shows that Hang Seng continues to create value for its shareholders.

Figures in HK$m	***Year ended 31 December 2002***	*2001*
Average invested capital	**31,698**	31,061
Return on invested capital[†]	**10,083**	10,222
Cost of capital	**(4,747)**	(4,667)
Economic profit	**5,336**	5,555

[†] *Return on invested capital represents profit after tax adjusted for non-cash items.*

Figures in HK$m	Year ended 31 December 2002	2001
Net cash inflow/(outflow) from operating activities	3,504	(2,853)
Cash flows from investing activities		
Net cash outflow from investment in an associated company	(35)	(40)
Purchase of long-term investments	(96,052)	(43,180)
Proceeds from sale or redemption of long-term investments	61,213	38,903
Purchase of tangible fixed assets	(195)	(193)
Proceeds from sale of tangible fixed assets	14	104
Dividends received from an associated company	38	41
Interest received from long-term investments	1,908	2,258
Dividend received from long-term investments	98	93
Net cash outflow from investing activities	(33,011)	(2,014)
Cash flows from financing activities		
Dividends paid	(9,368)	(9,368)
Contribution from minority shareholders	25	–
Net cash outflow from financing activities	(9,343)	(9,368)
Decrease in cash and cash equivalents	(38,850)	(14,235)
Cash and cash equivalents at 1 January	141,103	157,511
Effect of foreign exchange rate changes	3,284	(2,173)
Cash and cash equivalents at 31 December	105,537	141,103

Net interest income

Figures in HK$m	***2002***	*2001*
Net interest income	**10,805**	11,660
Average interest-earning assets	**439,736**	454,937
Net interest spread	**2.36%**	2.28%
Net interest margin	**2.46%**	2.56%

Net interest income decreased by HK$855 million, or 7.3 per cent, mainly attributable to the fall in contribution from net free funds due to lower market interest rates. There was a reduction in average interest-earning assets of HK$15.2 billion, or 3.3 per cent, plus a compression in net interest margin of 10 basis points to 2.46 per cent, the net effect of a rise of 8 basis points in net interest spread and a reduction of 18 basis points in the contribution from net free funds.

Net interest spread improved by 8 basis points to 2.36 per cent, which benefited by 11 basis points from improved spreads on the holding of investment securities and gained 5 and 4 basis points respectively from the growth in lower cost savings deposits and a wider spread earned on time deposits. These were partly offset by a further decline in the average yield on the mortgage portfolio (including those under the Government Home Ownership Scheme), which reduced net interest spread by 12 basis points. The contribution from net free funds fell by 18 basis points to 0.10 per cent, which accounted for a reduction of about HK$850 million in net interest income.

As a result of the continued reduction in the pricing of new mortgages and the re-pricing of existing loans, the average yield on the residential mortgage portfolio, excluding Government Home Ownership Scheme mortgages and staff loans, fell from 84 basis points below BLR in 2001 to 149 basis points below BLR in 2002. This was before accounting for the effect of cash incentive payments.

Compared with the first half of 2002, net interest income in the second half of 2002 fell by HK$101 million, or 1.9 per cent, with a 6 basis point fall in net interest margin to 2.43 per cent. Net interest spread decreased by 5 basis points to 2.33 per cent, mainly due to the further decline in the average yield on the mortgage portfolio. The contribution from net free funds was one basis point lower at 0.10 per cent.

Other operating income

Figures in HK$m	***2002***	*2001*
Dividend income		
- listed investments	**82**	86
- unlisted investments	**17**	7
	99	93
Fees and commissions		
- securities/stockbroking	**244**	220
- retail investment funds	**700**	370
- insurance	**343**	424
- account services	**255**	280
- remittance	**128**	123
- cards	**598**	633
- credit facilities	**270**	305
- import/export	**217**	214
- other	**147**	127
Fees and commissions receivable	**2,902**	2,696
Fees and commissions payable	**(297)**	(288)
	2,605	2,408
Dealing profits		
- foreign exchange	**604**	531
- securities and other trading activities	**16**	(1)
	620	530
Insurance underwriting	**333**	226
Rental income from investment properties	**225**	245
Other	**400**	445
	4,282	3,947

Other operating income rose by HK$335 million, or 8.5 per cent, and contributed 28.4 per cent of total operating income, compared with 25.3 per cent in 2001. Net fees and commissions increased by HK$197 million, or 8.2 per cent, mainly attributable to the increase of HK$330 million, or 89.2 per cent, in fees from the distribution and management of retail investment funds. Insurance fees and commissions fell by HK$81 million, or 19.1 per cent, mainly affected by a reduction in commissions from Mandatory Provident Fund (MPF) services due to higher commissions received from new customers in the previous year. Commissions from credit facilities and card services also decreased by 11.5 per cent and 5.5 per cent respectively.

Dealing profits grew by HK$90 million, or 17.0 per cent, with improvements in foreign exchange income and securities and other trading results. Insurance underwriting profit increased by HK$107 million, or 47.3 per cent, mainly due to consolidation of the underwriting profit of Hang Seng Life Limited which became a subsidiary of the Bank in November 2002. Other income fell by HK$45 million, or 10.1 per cent, mainly due to lower loan redemption fees.

Income from wealth management services, comprising income from investment (securities broking and related services, investment funds distribution and management, margin trading and private banking) and insurance (underwriting and distribution of life and non-life insurance products and MPF services), grew strongly by 32.6 per cent to HK$1,608 million, indicating increased product cross-selling to customers. It represented 37.6 per cent of total other operating income.

Operating expenses

Figures in HK$m	***2002***	*2001*
Staff costs		
- salaries and other costs	1,867	1,834
- retirement benefit costs	192	434
	2,059	2,268
Depreciation	352	386
Premises and equipment		
- rental expenses	171	164
- other	641	703
	812	867
Other operating expenses	609	583
	3,832	4,104
Cost:income ratio	25.4%	26.3%
Staff numbers (full-time equivalent)	7,279	7,488

Operating expenses fell by HK$272 million, or 6.6 per cent, to HK$3,832 million. Staff costs decreased by HK$209 million, or 9.2 per cent, mainly due to the non-recurrence of a special top-up contribution for the staff retirement benefit scheme made in 2001. Depreciation charges dropped by HK$34 million, or 8.8 per cent, reflecting a lower level of capital expenditure. Premises and equipment expenses decreased by HK$55 million, or 6.3 per cent, attributable to a reduction in IT expenditure after the spending in previous years on the development of e-banking initiatives. Other operating expenses increased by HK$26 million, or 4.5 per cent, mainly in marketing expenditure for the promotion of personal financial services products.

The cost:income ratio fell by 0.9 percentage point to 25.4 per cent, compared with 26.3 per cent for 2001.

Provisions for bad and doubtful debts

Figures in HK$m	*2002*	*2001*
Net charge/(release) for bad and doubtful debts		
Advances to customers		
Specific provisions		
- new provisions	1,231	1,135
- releases	(285)	(597)
- recoveries	(45)	(114)
	901	424
General provisions	(330)	–
Net charge to profit and loss account	571	424

The net charge for bad and doubtful debts amounted to HK$571 million, an increase of HK$147 million, or 34.7 per cent, compared with the previous year. New and additional specific provisions rose by HK$96 million, or 8.5 per cent, to HK$1,231 million, with the reduction in specific charges for corporate accounts and residential mortgages more than offset by the rise in specific charges for card advances and personal loans due to the rise in personal bankruptcies. Releases and recoveries reduced by HK$381 million, or 53.6 per cent, to HK$330 million, mainly in taxi loans and corporate accounts. There was a release in general provisions of HK$330 million, reflecting a reduction in Hang Seng's estimate of the latent loan losses, which had occurred at the balance sheet date but which had not yet been reflected through the establishment of specific provisions. The estimate of these latent losses reflects Hang Seng's historical experience of the rate at which such losses occur and are identified, the structure of Hang Seng's loan portfolio and the economic and credit conditions prevailing at the balance sheet date.

Profit on tangible fixed assets and long-term investments

Figures in HK$m	*2002*	*2001*
Profit on disposal of long-term equity investments		
- realisation of amounts previously recognised in revaluation reserves at 1 January	528	365
- loss arising in current year	(105)	(86)
	423	279
Profit less loss on disposal of held-to-maturity debt securities	46	120
Profit less loss on disposal of tangible fixed assets	1	5
Provision for impairment of long-term investments	(9)	(11)
	461	393

Profit on disposal of tangible fixed assets and long-term investments rose by HK$68 million, or 17.3 per cent, to HK$461 million, reflecting increased profits on the disposal of locally-listed equities partly offset by lower profits on the disposal of debt securities.

Taxation

Taxation in the consolidated profit and loss account represents:

Figures in HK$m	*2002*	*2001*
Provision for Hong Kong profits tax	1,228	1,407
Taxation outside Hong Kong	6	6
Deferred taxation	12	(21)
	1,246	1,392
Share of associated companies' taxation	20	8
Total charge for taxation	1,266	1,400
Effective tax rate	11.3%	12.2%

The provision for Hong Kong profits tax was made at 16.0 per cent (the same rate as for 2001) based on an estimate of the assessable profits for the year ended 31 December 2002. Similarly, taxation provisions for subsidiary companies and branches outside the Hong Kong SAR were made at the appropriate rates of taxation prevailing in the countries in which they operate.

The effective tax rate was 11.3 per cent, compared with 12.2 per cent for 2001, mainly due to the increase in non-taxable capital gains on the disposal of locally-listed equities and the release of general debt provisions which is not subject to tax.

Earnings per share

The calculation of earnings per share is based on earnings of HK$9,961 million (HK$10,114 million in 2001) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2001).

Dividends per share

	2002		2001	
	HK$ per share	*HK$m*	*HK$ per share*	*HK$m*
First interim	2.10	4,015	2.10	4,015
Second interim	2.80	5,353	2.80	5,353
Special interim	0.50	956	—	—
	5.40	10,324	4.90	9,368

Cash and short-term funds

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Cash in hand and balances with banks and other financial institutions	**3,518**	3,729
Money at call and placings with banks maturing within one month	**67,170**	101,293
Treasury bills	**7,096**	6,077
	77,784	111,099
Remaining maturity of treasury bills:		
- within three months	**5,777**	3,385
- one year or less but over three months	**1,319**	2,692
	7,096	6,077

Placings with banks maturing after one month

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Remaining maturity:		
- three months or less but over one month	**27,996**	29,835
- one year or less but over three months	**2,923**	13,831
	30,919	43,666

Certificates of deposit

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Remaining maturity:		
- three months or less but not repayable on demand	**1,772**	2,395
- one year or less but over three months	**7,312**	6,096
- five years or less but over one year	**21,036**	14,705
- over five years	**–**	7
	30,120	23,203

Securities held for dealing purposes

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Debt securities by remaining maturity:		
- three months or less but not repayable on demand	97	662
- one year or less but over three months	90	920
- five years or less but over one year	890	516
- over five years	121	69
	1,198	2,167

Advances to customers

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Gross advances to customers	227,475	225,926
Specific provisions	(1,805)	(2,052)
General provisions	(1,108)	(1,438)
	224,562	222,436
Remaining maturity:		
- repayable on demand	11,983	12,062
- three months or less but not repayable on demand	18,128	13,213
- one year or less but over three months	21,243	24,815
- five years or less but over one year	84,466	82,065
- over five years	84,273	86,789
- overdue for more than one month	1,301	808
- non-performing advances	6,081	6,174
Gross advances to customers	227,475	225,926
Provisions for bad and doubtful debts	(2,913)	(3,490)
	224,562	222,436
Included in advances to customers are:		
- trade bills	2,180	1,882
- provisions for bad and doubtful debts	(78)	(61)
	2,102	1,821

Advances to customers (after deduction of interest in suspense and provisions) recorded a modest growth of HK$2,126 million, or 1.0 per cent, to HK$224.6 billion at 31 December 2002, as loan demand remained subdued under the uncertain economic environment.

Provisions against advances to customers

Figures in HK$m	*Specific*	*General*	*Total*	*Suspended interest*
At 1 January 2002	2,052	1,438	3,490	509
Amounts written off	(1,193)	–	(1,193)	(182)
Recoveries of advances written off in previous years	45	–	45	–
Net charge/release to profit and loss account	901	(330)	571	–
Interest suspended during the year	–	–	–	150
Suspended interest recovered	–	–	–	(73)
At 31 December 2002	1,805	1,108	2,913	404

Suspended interest comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Prepayments and accrued income'.

Total provisions as a percentage of gross advances to customers are as follows:

	At 31 December 2002	*At 31 December 2001*
	%	*%*
Specific provisions	0.79	0.91
General provisions	0.49	0.64
Total provisions	1.28	1.55

Total provisions as a percentage of gross advances to customers fell to 1.28 per cent at 31 December 2002, compared with 1.55 per cent at the end of 2001. Specific provisions as a percentage of gross advances decreased by 0.12 percentage point to 0.79 per cent, despite the increase in the net charge for specific provisions. The reduction mainly reflects the writing-off of irrecoverable balances and the upgrading of rescheduled advances and doubtful accounts to performing status. General provisions fell by 0.15 percentage point to 0.49 per cent of gross advances to customers, compared with 0.64 per cent at the end of 2001, taking into account the release in general provisions.

Non-performing advances to customers and provisions

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Gross non-performing advances on which interest:		
- has been placed in suspense	**5,767**	6,084
- accrual has ceased	**429**	251
	6,196	6,335
Suspended interest	**(115)**	(161)
Gross non-performing advances[ф] (page 19)	**6,081**	6,174
Specific provisions	**(1,805)**	(2,052)
Net non-performing advances	**4,276**	4,122
Specific provisions as a percentage of gross non-performing advances[ф]	**29.7%**	33.2%
Gross non-performing advances[ф] as a percentage of gross advances to customers	**2.7%**	2.7%

[ф] *Stated after deduction of interest in suspense.*

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions are made after taking into account the value of collateral held in respect of such advances.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$93 million, or 1.5 per cent, to HK$6,081 million, compared with the end of 2001. The ratio of gross non-performing advances to gross advances to customers was maintained at 2.7 per cent, the same level as at the end of 2001.

Overdue advances to customers

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

	At 31 December 2002		*At 31 December 2001*	
	HK$m	*%*	*HK$m*	*%*
Gross advances to customers* which have been overdue with respect to either principal or interest for periods of:				
- six months or less but over three months	934	0.4	1,338	0.6
- one year or less but over six months	1,097	0.5	894	0.4
- over one year	2,734	1.2	3,203	1.4
	4,765	2.1	5,435	2.4
Overdue advances to customers (as above)	4,765	2.1	5,435	2.4
Less: overdue advances on which interest is still being accrued	(1,131)	(0.5)	(622)	(0.3)
Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
- included in rescheduled advances	1,814	0.8	484	0.2
- other	633	0.3	877	0.4
Gross *non-performing advances* (page 18)	6,081	2.7	6,174	2.7

* *Stated after deduction of interest in suspense.*

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers are as follows:

	At 31 December 2002		*At 31 December 2001*	
	HK$m	*%*	*HK$m*	*%*
Rescheduled advances to customers[ф]	1,831	0.8	512	0.2

[ф] *Stated after deduction of interest in suspense.*

Rescheduled advances are those advances which have been restructured or renegotiated because of deterioration in the financial position of the borrower leading to an inability to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers (page 19).

Rescheduled advances to customers increased by HK$1,319 million to HK$1,831 million at the year-end, representing 0.8 per cent of gross advances to customers, mainly attributable to a limited number of corporate accounts which have undergone debt restructuring.

Repossessed assets

In the recovery of non-performing advances, the Bank may take repossession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. In accordance with the Bank's accounting policy, specific provisions for non-performing advances are maintained after taking into account the net realisable value of the related collateral which is revalued periodically. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as customer advances and classified as non-performing. The total value of repossessed assets at 31 December 2002, which mainly related to residential mortgages, amounted to HK$638 million (HK$853 million at 31 December 2001).

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 31 December 2002, over 90 per cent of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from the position at 31 December 2001).

Gross advances to customers by industry sector

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Gross advances to customers for use in Hong Kong		
Industrial, commercial and financial sectors		
Property development	19,300	20,237
Property investment	31,507	29,403
Financial concerns	2,071	1,991
Stockbrokers	219	115
Wholesale and retail trade	3,941	3,737
Manufacturing	2,037	1,683
Transport and transport equipment	9,238	9,687
Other	19,521	17,109
	87,834	83,962
Individuals		
Advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	35,050	39,295
Advances for the purchase of other residential properties	78,518	77,537
Credit card advances	5,578	5,262
Other	6,251	6,050
	125,397	128,144
Total gross advances for use in Hong Kong	213,231	212,106
Trade finance	9,751	9,434
Gross advances for use outside Hong Kong	4,493	4,386
Gross advances to customers	227,475	225,926

Lending to the industrial, commercial and financial sectors grew by HK$3,872 million, or 4.6 per cent, mainly in lending to property investment companies and the 'Other' sector which includes working capital financing of large corporations in public utility and civil engineering businesses.

Excluding the fall of HK$4,245 million in advances under the Government Home Ownership Scheme which has been suspended and other Government subsidised home purchasing schemes, total lending to individuals rose slightly by HK$1,498 million, or 1.7 per cent. Residential mortgages and credit card advances recorded moderate growth amidst intense market competition.

Hang Seng gained market share of total loans and loans for use in Hong Kong in 2002.

Trade finance rose by HK$317 million, or 3.4 per cent, benefiting from the improvement in Hong Kong's re-export trade.

Long-term investments

Figures in HK$m	*Carrying value* **At 31 December 2002**	*At 31 December 2001*
Held-to-maturity debt securities		
Issued by public bodies		
- central governments and central banks	10,664	3,324
- other public sector entities	9,219	6,510
	19,883	9,834
Issued by other bodies		
- banks and other financial institutions	40,011	15,234
- corporate entities	16,960	14,537
	56,971	29,771
	76,854	39,605
Equity investments		
Issued by corporate entities	2,315	3,657
	79,169	43,262
Held-to-maturity debt securities		
- listed in Hong Kong	2,340	311
- listed outside Hong Kong	19,551	9,762
	21,891	10,073
- unlisted	54,963	29,532
	76,854	39,605
Equity investments		
- listed in Hong Kong	1,603	2,848
- listed outside Hong Kong	70	95
	1,673	2,943
- unlisted	642	714
	2,315	3,657
	79,169	43,262

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of redemption. Equity investments are stated at fair value, less provision for impairment.

Investment in held-to-maturity debt securities increased by HK$37.2 billion, or 94.1 per cent, to HK$76.9 billion with funds re-deployed from interbank placings to enhance net interest yield. Over 95 per cent of the held-to-maturity debt securities will mature within five years.

The fair value of the held-to-maturity debt securities at 31 December 2002 amounted to HK$78.0 billion, with an unrealised gain of HK$1.2 billion.

Long-term investments *(continued)*

The following table shows the fair value of held-to-maturity debt securities:

Figures in HK$m	***Fair value*** ***At 31 December 2002***	*At 31 December 2001*
Held-to-maturity debt securities		
Issued by public bodies		
- central governments and central banks	**10,924**	3,401
- other public sector entities	**9,645**	6,741
	20,569	10,142
Issued by other bodies		
- banks and other financial institutions	**40,213**	15,265
- corporate entities	**17,241**	14,663
	57,454	29,928
	78,023	40,070
Held-to-maturity debt securities		
- listed in Hong Kong	**2,403**	315
- listed outside Hong Kong	**19,777**	9,856
	22,180	10,171
- unlisted	**55,843**	29,899
	78,023	40,070

Maturity analysis of held-to-maturity debt securities:

Figures in HK$m	***Carrying value*** ***At 31 December 2002***	*At 31 December 2001*
Remaining maturity:		
- three months or less but not repayable on demand	**14,875**	7,892
- one year or less but over three months	**8,911**	6,087
- five years or less but over one year	**50,807**	22,930
- over five years	**2,261**	2,696
	76,854	39,605

Other assets

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Unrealised gains on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**981**	570
Deferred taxation	**21**	34
Items in the course of collection from other banks	**2,886**	2,881
Prepayments and accrued income	**2,143**	2,294
Long-term assurance assets attributable to policy holders	**2,897**	–
Other accounts	**3,340**	2,781
	12,268	8,560
Remaining maturity:		
- three months or less	**6,929**	6,467
- one year or less but over three months	**637**	1,048
- five years or less but over one year	**968**	913
- over five years	**3,693**	98
	12,227	8,526
- overdue[♰]		
-- six months or less but over three months	**5**	5
-- one year or less but over six months	**9**	7
-- over one year	**27**	22
	41	34
	12,268	8,560

[♰]*Represented mainly by overdue interest receivable included under 'Prepayments and accrued income'.*

Other assets increased by HK$3,708 million, or 43.3 per cent, to HK$12,268 million, compared with HK$8,560 million at 31 December 2001. The increase mainly reflects the consolidation of long-term assurance assets attributable to policy holders of Hang Seng Life Limited which became a subsidiary of the Bank in November 2002.

Current, savings and other deposit accounts

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Customer deposit accounts		
- current accounts	**36,242**	31,471
- savings accounts	**154,476**	141,608
- time and other deposits	**206,973**	222,685
Certificates of deposit in issue	**15,916**	18,564
Other debt securities in issue	**86**	–
	413,693	414,328
Customer deposit accounts		
Repayable on demand	**210,351**	186,557
With agreed maturity dates or periods of notice, by remaining maturity:		
- three months or less but not repayable on demand	**180,380**	198,405
- one year or less but over three months	**6,701**	10,664
- five years or less but over one year	**259**	138
	397,691	395,764
Certificates of deposit in issue		
Remaining maturity:		
- three months or less but not repayable on demand	**2,887**	3,888
- one year or less but over three months	**9,635**	6,667
- five years or less but over one year	**3,189**	7,644
- over five years	**205**	365
	15,916	18,564
Other debt securities in issue		
Remaining maturity:		
- three months or less but not repayable on demand	**48**	–
- one year or less but over three months	**38**	–
	86	–
	413,693	414,328

Customer deposits accounts were maintained at HK$397.7 billion at 31 December 2002, with a marginal growth of HK$1.9 billion, or 0.5 per cent, over the previous year-end and no material change in currency mix. Funds continued to shift from time deposits to savings deposits under the persistently low interest rate environment. In 2002, Hang Seng gained market share of total deposits in Hong Kong.

Certificates of deposits and other debt securities in issue fell by HK$2.6 billion to HK$16.0 billion with a lower level of new issues made during the year.

Deposits from banks

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Repayable on demand	**555**	2,406
With agreed maturity dates or periods of notice, by remaining maturity:		
- three months or less but not repayable on demand	**515**	198
- one year or less but over three months	**2**	18
	1,072	2,622

Other liabilities

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Short positions in securities	**2,916**	4,648
Unrealised losses on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**832**	520
Current taxation	**249**	500
Deferred taxation	**104**	–
Items in the course of transmission to other banks	**4,629**	3,617
Accruals and deferred income	**1,668**	1,522
Provisions for other liabilities and charges	**313**	268
Long-term liabilities attributable to policy holders	**2,897**	–
Other	**606**	640
	14,214	11,715

Other liabilities increased by HK$2,499 million, or 21.3 per cent, to HK$14.2 billion, compared with HK$11.7 billion at 31 December 2001. The increase was mainly due to the consolidation of long-term liabilities attributable to policy holders of Hang Seng Life Limited which became a subsidiary of the Bank in November 2002 and an increase in items in the course of transmission to other banks. These were partly offset by a reduction in short positions in securities.

Shareholders' funds

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Share capital	**9,559**	9,559
Retained profits	**19,242**	19,618
Premises and investment properties revaluation reserves	**7,324**	8,119
Long-term equity investment revaluation reserve	**1,031**	2,323
Capital redemption reserve	**99**	99
Total reserves	**27,696**	30,159
	37,255	39,718
Proposed dividends	**6,309**	5,353
Shareholders' funds	**43,564**	45,071
Return on average shareholders' funds	**22.9%**	23.0%

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries during the year.

Shareholders' funds (excluding proposed dividends) fell by HK$2,463 million, or 6.2 per cent, to HK$37,255 million at 31 December 2002. Retained profits were reduced by HK$376 million, mainly the net effect of the proposed special interim dividend of HK$956 million and the current year profit after appropriation of HK$593 million. Premises and investment properties revaluation reserves fell by HK$795 million as a result of the further decline in the property market. The disposal and decrease in the fair value of long-term equities led to a reduction of HK$1,292 million in the long-term equity investment revaluation reserve.

The return on average shareholders' funds was 22.9 per cent, in line with the 23.0 per cent return in 2001.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Capital base		
Tier 1 capital		
- share capital	9,559	9,559
- retained profits	18,795	19,342
- capital redemption reserve	99	99
- total	28,453	29,000
Tier 2 capital		
- premises and investment properties revaluation reserves	5,153	5,708
- long-term equity investment revaluation reserve	705	1,418
- general provisions	1,108	1,437
- total	6,966	8,563
Unconsolidated investments and other deductions	(1,376)	(1,331)
Total capital base after deductions	34,043	36,232
Risk-weighted assets		
On-balance sheet	222,758	221,565
Off-balance sheet	16,262	14,726
Total risk-weighted assets	239,020	236,291
Total risk-weighted assets adjusted for market risk	239,426	236,588
Capital adequacy ratios		
After adjusting for market risk		
- tier 1 ⱷ	11.9%	12.3%
- total ⱷ	14.2%	15.3%
Before adjusting for market risk		
- tier 1	11.9%	12.3%
- total	14.2%	15.3%

ⱷ *The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

The capital base fell by HK$2,189 million, or 6.0 per cent, due to the proposed special interim dividend to be paid out of retained profit and the fall in premises and investment properties revaluation reserves and long-term equity investment revaluation reserve. Total risk-weighted assets adjusted for market risk rose by HK$2,838 million, or 1.2 per cent, to HK$239.4 billion. The total capital ratio and tier 1 ratio reduced by 1.1 percentage points and 0.4 percentage point respectively.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	2002	2001
The Bank and its major banking subsidiaries	44.4%	45.6%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	2002	2001
Operating profit	10,684	11,079
Net Interest income	(10,805)	(11,660)
Dividend income	(99)	(93)
Provisions for bad and doubtful debts	571	424
Depreciation	352	386
Amortisation of long-term investments	(96)	(301)
Advances written off net of recoveries	(1,148)	(1,389)
Interest received	13,068	24,128
Interest paid	(4,450)	(14,391)
Operating profit before changes in working capital	8,077	8,183
Change in cash and short-term funds	(762)	9,358
Change in placings with banks repayable after three months	10,908	8,818
Change in certificates of deposit	(7,022)	(6,715)
Change in securities held for dealing purposes	969	2,332
Change in advances to customers	(1,549)	(3,953)
Change in amounts due from immediate holding company and fellow subsidiary companies	1,281	820
Change in other assets	(3,737)	911
Change in customer deposit accounts	1,927	(19,111)
Change in debt securities in issue	(2,562)	3,834
Change in deposits from banks	(1,550)	(1,180)
Change in amounts due to immediate holding company and fellow subsidiary companies	564	(948)
Change in other liabilities	2,941	(5,723)
Elimination of exchange differences and other non-cash items	(5,239)	928
Cash generated from operating activities	4,246	(2,446)
Taxation paid	(742)	(407)
Net cash inflow/(outflow) from operating activities	3,504	(2,853)

Reconciliation of cash flow statement *(continued)*

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Cash in hand and balances with banks and other financial institutions	**3,676**	3,789
Money at call and placings with banks maturing within one month	**70,562**	104,990
Treasury bills	**2,531**	2,274
Placings with banks repayable between one to three months	**28,720**	29,897
Certificates of deposit	**48**	153
	105,537	141,103

Contingent liabilities, commitments and derivatives

Figures in HK$m	***Contract amount***	***Credit equivalent amount***	***Risk-weighted amount***
At 31 December 2002			
Contingent liabilities:			
Guarantees	13,864	13,717	4,321
Commitments:			
Documentary credits and short-term trade-related transactions	6,982	1,400	1,394
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	65,110	–	–
- one year and over	21,565	10,783	9,840
Other	41	41	41
	93,698	12,224	11,275
Exchange rate contracts:			
Spot and forward foreign exchange	73,607	894	251
Other exchange rate contracts	24,104	261	55
	97,711	1,155	306
Interest rate contracts:			
Interest rate swaps	64,443	1,454	357
Other interest rate contracts	7,969	8	2
	72,412	1,462	359
Other derivative contracts	177	6	1

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2001			
Contingent liabilities:			
Guarantees	11,802	11,706	3,761
Commitments:			
Documentary credits and short-term trade-related transactions	5,768	1,154	1,151
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	64,317	–	–
- one year and over	19,367	9,683	9,257
Other	47	47	47
	89,499	10,884	10,455
Exchange rate contracts:			
Spot and forward foreign exchange	98,143	1,066	249
Other exchange rate contracts	7,917	102	21
	106,060	1,168	270
Interest rate contracts:			
Interest rate swaps	44,446	1,035	240
Other interest rate contracts	6,842	–	–
	51,288	1,035	240
Other derivative contracts	–	–	–

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

Contingent liabilities, commitments and derivatives *(continued)*

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Replacement cost		
Exchange rate contracts	**485**	310
Interest rate contracts	**1,231**	859
Other derivative contracts	**1**	–
	1,717	1,169

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' segment and inter-segment expenses for the respective business segments.

Segmental analysis *(continued)*

(a) By business segment

Hang Seng comprises five business segments. Personal financial services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and institutional banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. Other mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

Personal financial services reported a growth of 6.6 per cent in profit before tax, compared with the previous year. Despite the continued fall in the average mortgage portfolio yield and the contraction of the Government Home Ownership Scheme mortgage portfolio, net interest income only recorded a marginal fall of 1.7 per cent, benefiting from the continued shift of customer deposits to lower cost savings accounts. Other operating income rose by 16.8 per cent. Wealth management services remained the main growth driver with investment services and insurance income growing by 53.2 per cent and 25.5 per cent respectively. Sales of retail investment funds, including the popular Hang Seng Investment Series, increased by 46.7 per cent. Total funds under management by Hang Seng's asset management and private banking business units grew by HK$15.2 billion, or 60.1 per cent, to HK$40.6 billion at 31 December 2002.

Commercial banking recorded a decrease of 6.9 per cent in profit before tax. Despite satisfactory loan growth of 13.1 per cent, mainly in trade finance and other lending to the manufacturing sector, net interest income suffered from the compression in lending and deposit spreads. The operating result was also affected by a reduction in Mandatory Provident Fund services income due to higher commissions received from new customers in the previous year.

Corporate and institutional banking recorded a decline of 4.9 per cent in profit before tax. The operating result was affected by the compression in corporate lending spreads, a fall in customer deposits and a reduction in credit facilities income.

Treasury reported a growth of 2.9 per cent in profit before tax. Net interest income rose by 3.8 per cent as more funds were re-deployed from interbank placings to capital market investments for enhancement of interest yield, while the fixed rate debt securities portfolio continued to benefit under a low interest rate environment. Other operating income increased by 25.9 per cent, mainly in foreign exchange income and securities and other trading. Profit on disposal of debt securities from the accrual portfolio, however, was lower.

Other showed a decline of 24.7 per cent in profit before tax, mainly attributable to the substantial reduction in free funds contribution following the further decline in market interest rates. This was only partly offset by an increase in profits on disposal of long-term equities.

Segmental analysis *(continued)*

(a) By business segment *(continued)*

Figures in HK$m	*Personal financial services*	*Commercial banking*	*Corporate & institutional banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Year ended 31 December 2002							
Income and expenses							
Net interest income	6,583	1,023	640	1,731	828	—	10,805
Operating income	2,422	881	253	350	376	—	4,282
Inter-segment income	—	—	—	—	408	(408)	—
Total operating income	9,005	1,904	893	2,081	1,612	(408)	15,087
Operating expenses*	(2,450)	(803)	(111)	(132)	(336)	—	(3,832)
Inter-segment expenses	(327)	(67)	(8)	(6)	—	408	—
Operating profit before provisions	6,228	1,034	774	1,943	1,276	—	11,255
Provisions for bad and doubtful debts	(785)	48	166	—	—	—	(571)
Operating profit	5,443	1,082	940	1,943	1,276	—	10,684
Profit on tangible fixed assets and long-term investments	21	28	—	45	367	—	461
Net deficit on property revaluation	—	—	—	—	(36)	—	(36)
Share of profits of associated companies	88	—	—	—	45	—	133
Profit on ordinary activities before tax	5,552	1,110	940	1,988	1,652	—	11,242
Operating profit excluding inter-segment transactions	5,770	1,149	948	1,949	868	—	10,684
*Including depreciation	(125)	(22)	(3)	(2)	(200)	—	(352)
At 31 December 2002							
Total assets	137,762	25,937	64,783	222,879	23,241	—	474,602
Total liabilities	317,076	70,538	11,746	8,360	22,874	—	430,594
Investments in associated companies	—	—	—	—	672	—	672
Capital expenditure incurred during the year	120	21	4	2	48	—	195

Segmental analysis *(continued)*

(a) By business segment *(continued)*

Figures in HK$m	*Personal financial services*	*Commercial banking*	*Corporate & institutional banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Year ended 31 December 2001							
Income and expenses							
Net interest income	6,700	1,108	732	1,667	1,453	—	11,660
Operating income	2,073	907	288	278	401	—	3,947
Inter-segment income	—	—	—	—	415	(415)	—
Total operating income	8,773	2,015	1,020	1,945	2,269	(415)	15,607
Operating expenses*	(2,691)	(825)	(104)	(119)	(365)	—	(4,104)
Inter-segment expenses	(324)	(75)	(9)	(7)	—	415	—
Operating profit before provisions	5,758	1,115	907	1,819	1,904	—	11,503
Provisions for bad and doubtful debts	(573)	38	81	—	30	—	(424)
Operating profit	5,185	1,153	988	1,819	1,934	—	11,079
Profit on tangible fixed assets and long-term investments	17	39	—	113	224	—	393
Net deficit on property revaluation	—	—	—	—	(14)	—	(14)
Share of profits of associated companies	7	—	—	—	49	—	56
Profit on ordinary activities before tax	5,209	1,192	988	1,932	2,193	—	11,514
Operating profit excluding inter-segment transactions	5,509	1,228	997	1,826	1,519	—	11,079
*Including depreciation	(136)	(33)	(3)	(2)	(212)	—	(386)
At 31 December 2001							
Total assets	136,233	22,692	63,108	226,656	26,098	—	474,787
Total liabilities	308,404	69,101	16,412	10,022	25,777	—	429,716
Investments in associated companies	89	—	—	—	685	—	774
Capital expenditure incurred during the year	114	20	1	3	55	—	193

Segmental analysis *(continued)*

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	*Hong Kong*	*Americas*	*Other*	*Total*
Year ended 31 December 2002				
Income and expenses				
Total operating income	13,293	1,721	73	15,087
Profit on ordinary activities before tax	9,474	1,699	69	11,242
At 31 December 2002				
Total assets	394,113	72,359	8,130	474,602
Total liabilities	415,857	9,444	5,293	430,594
Capital expenditure incurred during the year	187	1	7	195
Contingent liabilities and commitments	106,470	–	1,092	107,562
Year ended 31 December 2001				
Income and expenses				
Total operating income	14,227	1,307	73	15,607
Profit on ordinary activities before tax	10,097	1,261	156	11,514
At 31 December 2001				
Total assets	370,489	98,145	6,153	474,787
Total liabilities	415,739	10,068	3,909	429,716
Capital expenditure incurred during the year	190	1	2	193
Contingent liabilities and commitments	100,704	–	597	101,301

Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

Figures in HK$m	*Banks & other financial institutions*	*Public sector entities*	*Other*	*Total*
At 31 December 2002				
Asia-Pacific excluding Hong Kong				
- Australia	19,259	2,819	2,265	24,343
- other	24,228	841	3,175	28,244
	43,487	3,660	5,440	52,587
The Americas				
- Canada	11,105	7,699	440	19,244
- other	6,136	4,557	7,199	17,892
	17,241	12,256	7,639	37,136
Western Europe				
- Germany	21,349	1,312	548	23,209
- United Kingdom	22,623	–	4,051	26,674
- other	47,654	2,557	2,810	53,021
	91,626	3,869	7,409	102,904
At 31 December 2001				
Asia-Pacific excluding Hong Kong				
- Australia	17,850	1,260	1,691	20,801
- other	33,442	2,283	2,707	38,432
	51,292	3,543	4,398	59,233
The Americas				
- Canada	15,982	3,752	349	20,083
- other	6,737	1,343	7,538	15,618
	22,719	5,095	7,887	35,701
Western Europe				
- Germany	25,136	954	2	26,092
- United Kingdom	20,465	–	1,903	22,368
- other	54,393	1,617	2,298	58,308
	99,994	2,571	4,203	106,768

Additional information

1. Accounting policies

This press release has been prepared on a basis consistent with the accounting policies adopted in the 2001 financial statements except for the following.

Accounting for employee benefits

(a) Defined benefit schemes

In prior years, contributions to defined benefit schemes were made in accordance with the advice of qualified actuaries so as to recognise the cost of retirement benefits on a systematic basis over the employees' service lives and were charged to the profit and loss account for the year. In accordance with the Hong Kong Statement of Standard Accounting Practice 34 (HKSSAP 34) on 'Employee benefits' which was issued in December 2001 and took effect for accounting periods beginning on or after 1 January 2002, the retirement benefit cost of defined benefit schemes charged to the current year profit and loss account is determined by calculating the current service cost, interest cost and expected return on scheme assets in accordance with a set of actuarial assumptions and taking into account the amount of net actuarial losses required to be recognised.

The transitional assets/liabilities in respect of defined benefit schemes as of 1 January 2002, calculated by estimating the amount of future benefit that the employees have earned in return for their service in the prior periods, discounted to present value, and deducting the fair value of the scheme assets, have been recognised through a prior year adjustment. An amount of HK$189 million, being the net amount of transitional assets and liabilities, has been debited to 'Retained profits' brought forward at 1 January 2002. Accordingly, adjustments have been made to 'Other assets' to include the transitional assets of HK$53 million, and to 'Other liabilities' to include the transitional liabilities of HK$242 million.

(b) Accumulating compensated leave

In accordance with HKSSAP 34, the amount of accumulating compensated leave entitlement at the balance sheet date, which can be carried forward into future periods, should be recognised as a liability. At 31 December 2002, the accumulated paid leave entitlement of all staff members amounted to HK$139 million. The amount of HK$136 million which was accumulated prior to 1 January 2002 was accounted as a prior year adjustment to 'Retained profits' while the amount of HK$3 million accumulated during the year 2002 was charged as 'Staff costs' in the current year profit and loss account.

Additional information *(continued)*

1. Accounting policies *(continued)*

Accounting for long term assurance business

To reflect the value placed on Hang Seng's share of interest in the long-term assurance business of Hang Seng Life Limited (HSLL) (a company held by the Bank and HSBC Insurance (Asia-Pacific) Holdings Limited in equal shareholding), Hang Seng has decided to recognise a prudent valuation of the discounted future earnings expected to emerge from business currently in force ('value of long-term assurance business' or 'embedded value') with effect from 1 January 2002. The embedded value was determined in consultation with qualified actuaries taking into account factors such as recent experience and general economic conditions.

Up to 31 October 2002, Hang Seng had been applying the equity accounting treatment in accounting for its share of HSLL's profits through 'Share of profits of associated companies'. With effect from November 2002, HSLL became a subsidiary of the Bank and is consolidated in the financial statements of Hang Seng.

The amount of embedded value attributable to the periods prior to 1 January 2002 was HK$411 million and Hang Seng has recognised its 50 per cent share of HK$206 million through 'Retained profits' brought forward at 1 January 2002 and 'Investment in associated companies' in the balance sheet. The increase in embedded value of HSLL's long-term assurance business for the periods from 1 January to 31 October 2002 amounted to HK$169 million. Hang Seng has also accounted for its 50 per cent share of HK$85 million through 'Share of profits of associated companies'. The embedded value decreased by HK$6 million for the period from 1 November to 31 December 2002 and this amount has been charged against 'Underwriting profit' under 'Other operating income' after adopting the full consolidation treatment as described above.

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2. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

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3. Property revaluation

Hang Seng's premises and investment properties were revalued by Chesterton Petty Limited, an independent professional valuer, at 30 September 2002 who confirmed that there had been no material change in valuations at 31 December 2002. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. The property revaluation has resulted in a fall in Hang Seng's revaluation reserves of HK$692 million as at 31 December 2002 and a charge to the profit and loss account of HK$36 million in respect of properties where the valuation has fallen below the depreciated historical cost.

Additional information *(continued)*

4. Market risk

Market risk is the risk that the movements in interest rates, foreign exchange rates or equity and commodity prices will result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting. The HKMA is also satisfied with Hang Seng's market risk management process.

Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the years 2002 and 2001 are shown in the tables below.

VAR

Figures in HK$m	*At 31 December 2002*	*Minimum during the year*	*Maximum during the year*	*Average for the year*
VAR for all interest rate risk and foreign exchange risk	234	194	520	326
VAR for foreign exchange risk (trading)	3	3	5	4
VAR for interest rate risk				
- trading	1	–	9	2
- accrual	233	192	515	325

Additional information *(continued)*

4. Market risk *(continued)*

Figures in HK$m	*At 31 December 2001*	*Minimum during the year*	*Maximum during the year*	*Average for the year*
VAR for all interest rate risk and foreign exchange risk	352	119	562	248
VAR for foreign exchange risk (trading)	4	3	8	5
VAR for interest rate risk				
- trading	3	1	18	4
- accrual	353	117	565	247

The average daily revenue earned from market risk-related treasury activities in 2002, including accrual book net interest income and funding related to dealing positions, was HK$7 million (HK$7 million for 2001). The standard deviation of these daily revenues was HK$3 million (HK$3 million for 2001). An analysis of the frequency distribution of daily revenues shows that out of 247 trading days in 2002, losses were recorded on only one day, with a loss of HK$19 million. The most frequent result was a daily revenue of between HK$4 million and HK$8 million, with 212 occurrences. The highest daily revenue was HK$33 million.

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for 2002 was HK$2 million (HK$1 million for 2001).

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for 2002 was HK$5 million (HK$5 million for 2001).

5. Foreign currency positions

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 31 December 2002, the US dollar was the only currency in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
US dollar non-structural position		
Spot assets	**173,129**	237,778
Spot liabilities	**(156,175)**	(206,264)
Forward purchases	**35,222**	39,001
Forward sales	**(39,974)**	(61,725)
Net options positions	**–**	4
Net long non-structural position	**12,202**	8,794

At 31 December 2002, Hang Seng's structural foreign currency positions, which exceeded 10 per cent of the total net structural foreign currency position in all currencies, were as follows:

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Structural position		
US dollar	**792**	508
Renminbi	**95**	–

Additional information *(continued)*

6. **Material related-party transactions**

(a) Immediate holding company and fellow subsidiary companies

In 2002, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. Hang Seng participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

Hang Seng used the IT and certain processing services of and shared an automated teller machine network with its immediate holding company on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator, and acted as agent for the marketing of Mandatory Provident Fund products for a fellow subsidiary company.

The aggregate amount of income and expenses arising from these transactions during the year, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the year-end are as follows:

Income and expenses for the year

Figures in HK$m	***Year ended 31 December*** ***2002***	*2001*
Interest income	**263**	443
Interest expense	**15**	51
Other operating income	**78**	169
Operating expenses	**570**	847

Balances at year-end

Figures in HK$m	***At 31 December 2002***	*At 31 December 2001*
Total amount due from	**7,471**	8,297
Total amount due to	**1,615**	1,051
Total contract sum of off-balance sheet transactions	**25,558**	21,580

(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 31 December 2002 was HK$208 million (HK$208 million at 31 December 2001). The Bank acted as agent for the marketing of life insurance products for an associated company. Total agency commissions received in 2002 amounted to HK$255 million (HK$257 million for 2001).

Additional information *(continued)*

6. Material related-party transactions *(continued)*

(c) Ultimate holding company

In 2002, no transaction was conducted with the Bank's ultimate holding company (unchanged from 2001).

(d) Key management personnel

In 2002, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (unchanged from 2001).

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7. Statutory accounts

The information in this press release does not constitute statutory accounts.

Certain financial information in this press release is extracted from the statutory accounts for the year ended 31 December 2002, which will be delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The statutory accounts comply with the module on 'Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2002. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 3 March 2003.

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8. Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

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9. Register of shareholders

The Register of Shareholders of Hang Seng Bank will be closed on Wednesday, 19 March 2003 and Thursday, 20 March 2003, during which no transfer of shares can be registered. In order to qualify for the second interim dividend and special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited (formerly known as Central Registration Hong Kong Limited), Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 18 March 2003. The second interim dividend and the special interim dividend will be payable on Thursday, 27 March 2003 to shareholders on the Register of Shareholders of the Bank on Thursday, 20 March 2003.

Additional information *(continued)*

10. Press release

Copies of this press release may be obtained from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2002 Annual Report and Accounts will be available from the same website on Monday, 3 March 2003 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2002 Annual Report will be sent to shareholders in late March 2003.

Press enquiries to:

Walter Cheung Telephone: (852) 2198 4020
Cecilia Ko Telephone: (852) 2198 4227